Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited in relation to the Provision of Guarantees to Xiamen Airlines Finance by Xiamen Airlines” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose. The mentioned transaction is required to be disclosed under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, and does not constitute any notifiable transaction or connected transaction as defined under the Hong Kong Listing Rules.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

27 September 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2019-062

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

IN RELATION TO

THE PROVISION OF GUARANTEES TO XIAMEN AIRLINES

FINANCE BY

XIAMEN AIRLINES

The board of directors of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important notice:

•	Guarantor: Xiamen Airlines Company Limited (hereinafter referred to as “Xiamen Airlines”)

•	Guarantee: Xiamen Airlines Finance (Hong Kong) Company Limited (hereinafter referred to as “Xiamen Airlines Finance”)

•

Amount of these guarantees and balance of amount of guarantees provided: the guarantee of joint liability to be provided by Xiamen Airlines in respect of the loans, trade finance, letters of guarantee, capital business and other credit business agreements entered into between Xiamen Airlines Finance and each of Bank of China (Hong Kong) Limited (hereinafter referred to as “BOC Hong Kong”) and Standard Chartered Bank (China) Limited (hereinafter referred to as “Standard Chartered”) will be with the maximum total guarantee amount of not more than USD45 million, approximately RMB320 million (based on the exchange rate of USD1 to RMB7.1, the same rate applies below), and USD20 million, approximately RMB140 million, respectively. The amount of guarantees already provided by Xiamen Airlines to Xiamen Airlines Finance was USD0 (excluding the guarantees described herein). The aforementioned guarantee amounts are within the scope approved at the 2018 annual general meeting of China Southern Airlines Company Limited (hereinafter referred to as “the Company”, “Company”).

•	Counter-guarantees are not provided for these guarantee agreements entered between Xiamen Airlines for Xiamen Airlines Finance and each of BOC Hong Kong and Standard Chartered.

•

As at the date of this announcement, the amount in respect of the joint liability guarantees for training costs of self-sponsored trainee pilots performed by the Company and Xiamen Airlines is approximately RMB19.2914 million and RMB1.3775 million, respectively (unaudited).

I. SUMMARY OF THE GUARANTEE

(I) Basic information of the guarantee

According to the approval and mandate of the Board and the general meeting of the Company, on 27 September 2019, Xiamen Airlines entered into a Deed of Guarantee with BOC Hong Kong. During the period from 30 September 2019 to 30 June 2020, guarantee of joint liability will be provided by Xiamen Airlines within the maximum outstanding balance of USD45 million, in respect of loan, trade finance, letter of guarantee, capital business and other credit business agreement entered into between Xiamen Airlines Finance and BOC Hong Kong. On the same day, Xiamen Airlines entered into the letter of maximum amount guarantee with Standard Chartered. During the period from 30 September 2019 to 30 June 2020, guarantee of joint liability will be provided by Xiamen Airlines within the maximum outstanding balance of USD20 million, in respect of loan, trade finance, letter of guarantee, capital business and other credit business agreement entered into between Xiamen Airlines Finance and Standard Chartered.

(II) Decision-making procedures

On 9 May 2019, the 8th session of the Board of the Company resolved to approve the resolution unanimously by means of written resolution: it is approved to authorize Xiamen Airlines to provide loan guarantees for Hebei Airlines, Jiangxi Airlines Company Limited and Xiamen Airlines Finance (Hong Kong) Company Limited with an aggregate balance up to RMB7 billion, RMB2.5 billion and RMB600 million (or equivalent foreign currency) respectively within the period from 1 July 2019 to 30 June 2020. For further details, please refer to the Announcement on Submission to the General Meeting for Authorization to Xiamen Airlines to Provide Guarantees to Hebei Airlines, Jiangxi Airlines and Xiamen Air Capital dated 10 May 2019, which was published on China Securities Daily, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange.

On 26 June 2019, the general meeting of the Company approved through a resolution at the general meeting to authorize Xiamen Airlines to provide loan guarantees to Hebei Airlines, Jiangxi Airlines Company Limited and Xiamen Airlines Finance (Hong Kong) Company Limited with an aggregate balance up to RMB7 billion, RMB2.5 billion and RMB600 million (or equivalent foreign currency) respectively within the period from 1 July 2019 to 30 June 2020. For further details, please refer to the Announcement of the Resolutions of Annual General Meeting of China Southern Airlines for the year 2018 dated 27 June 2019, which was published on China Securities Daily, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange.

The current guarantee amounts and the amount of guarantees already provided are all within the scope approved at the Company’s 2018 annual general meeting.

II. INFORMATION ON THE GUARANTEED PARTY

(I) Overview of the Guaranteed Party

Name of the guaranteed party: Xiamen Airlines Finance (Hong Kong) Company Limited

Place of registration: FLAT/RM A BLK 9 12/F ISLAND HARBOURVIEW 11 HAIFAN RD TAI KOK TSUI KL, HONG KONG

Legal representative: Zeng Yiwei

Registered capital: HKD30 million

Business scope: Import and export trade, procurement of aircraft, procurement of engines, procurement of aviation materials, procurement of jet fuel, aircraft leasing, aviation consulting services and other services.

Material contingencies affecting solvency of the guaranteed party: None.

Shareholding structure: Xiamen Airlines Finance is owned as to 100% by Xiamen Airlines.

Financial information for the latest one year and one period of Xiamen Airlines Finance:

	Unit: RMB million
Item	As at 31 December 2018	As at 30 June 2019 (unaudited)
Total assets	1.96	26.65
Total liabilities	0.02	0.01
Total bank loans	0	0
Total current liabilities	0.02	0.01
Net assets	1.94	26.64

	January-December 2018	January-June 2019 (unaudited)
Revenue	0.04	0.42
Net profit	0.02	0.23

(II)    Relationship of the Guaranteed Party with the Company

Xiamen Airlines, a subsidiary of the Company, is owned as to 55% by the Company, 34% by Xiamen Jianfa Group Co., Ltd. and 11% by Fujian Investment and Development Group Company Limited. Xiamen Airlines Finance is a wholly-owned subsidiary of Xiamen Airlines.

III. THE MAIN CONTENTS OF GUARANTEE AGREEMENT

(A) The Deed of Guarantee between BOC Hong Kong and Xiamen Airlines (for Xiamen Airlines Finance)

(I) Scope of Guarantee

Guarantee of joint liability will be provided by Xiamen Airlines in respect of loan, trade finance, letter of guarantee, capital business and other credit business agreement entered into between Xiamen Airlines Finance and BOC Hong Kong. The scope of the maximum amount guarantee includes the principal of the principal debt, interest (including statutory interest, contractual interest, compound interest, penalty interest), commission, fees and other fees or charges, costs of realizing claims (including but not limited to attorney’s fees or other fees, expenses, disbursements or costs, etc.), etc.

(II) Term of Guarantee

The term of guarantee shall be six months starting from the day of the expiration of the term of the debt under the principal loan agreement.

(III) Amount of Guarantee

The maximum outstanding balance of guarantee should not exceed USD45 million.

(B) The Letter of Maximum Amount Guarantee between Standard Chartered and Xiamen Airlines (for Xiamen Airlines Finance)

(I) Scope of Guarantee

Guarantee of joint liability will be provided by Xiamen Airlines in respect of loan, trade finance, letter of guarantee, capital business and other credit business agreement entered into between Xiamen Airlines Finance and BOC Hong Kong. The scope of the maximum amount guarantee includes the principal of the principal debt, other finance fees, interest, penalty interest, liquidated damages, damages, all the fees paid and the costs of realizing claims (including, but not limited to, legal fees, litigation costs, property security costs, enforcement costs, assessment costs, identification costs, auction costs, costs of issuing demands, notary fees, travelling costs, etc.)

(II) Term of Guarantee

The term of guarantee shall be two years starting from the day of the expiration of the term of the debt under the principal loan agreement.

(III) Amount of Guarantee

The maximum outstanding balance of guarantee should not exceed USD20 million.

IV. OPINIONS OF THE BOARD

The Board is of the opinion that (i) the guarantees are within the scope of the approval and mandate of the general meeting of the Company and the relevant decision-making procedures are in compliance with the laws and regulations; and (ii) the guarantees provided by Xiamen Airlines for the bank loan of Xiamen Airlines Finance take full consideration of the needs in operation and development of Xiamen Airlines Finance, are conducive for Xiamen Airlines Finance to reduce financing costs, and hence are in line with the overall development needs of the Company and Xiamen Airlines.

V. ACCUMULATED AMOUNT OF EXTERNAL GUARANTEES

As at the date of this announcement, the Company and Xiamen Airlines provided loan guarantees for self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was approximately RMB284.10 million, representing approximately 0.36% of the Company’s audited net assets for the latest period, and the amount in respect of the performed joint liability was approximately RMB20.6689 million; the outstanding balance of the guarantee provided by the Company and its subsidiaries (exclusive of Xiamen Airlines) for 26 SPV companies currently in operation was USD2.956 billion and there is no overdue guarantee; the outstanding balance of guarantee provided by Xiamen Airlines for its subsidiaries (including SPV companies) was RMB6.445 billion; the total amount of the guarantee provided by the Company and its subsidiaries for its subsidiaries was RMB27.433 billion, representing approximately 35.09% of the Company’s audited net assets for the latest period (all aforementioned statistics relating to guarantees were unaudited).

VI. DOCUMENTS AVAILABLE FOR INSPECTION

1.	The Deed of Guarantee between BOC Hong Kong and Xiamen Airlines

2.	The Letter of Maximum Amount Guarantee between Standard Chartered and Xiamen Airlines

3.	The Business Registration Certificate of Xiamen Airlines Finance

4.	Resolutions of Annual General Meeting of the Company for the year 2018

5.	Audit Report for the year 2018 and Financial Statements for January to June 2019 (unaudited) of Xiamen Airlines Finance

Board of Directors of

China Southern Airlines Company Limited

27 September 2019